SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results Fourth quarter and full year 2015	Top of page 1
FOR IMMEDIATE RELEASE                                                                                                         London 2 February 2016

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
(4,407)	46	(3,307)	Profit (loss) for the period(a)	(6,482)	3,780
3,438	1,188	1,074	Inventory holding (gains) losses*, net of tax	1,320	4,293
(969)	1,234	(2,233)	Replacement cost profit (loss)*	(5,162)	8,073
			Net (favourable) unfavourable impact of
			non-operating items* and fair value
3,208	585	2,429	accounting effects*, net of tax	11,067	4,063
2,239	1,819	196	Underlying replacement cost profit*	5,905	12,136
			Replacement cost profit (loss)
(5.32)	6.73	(12.16)	per ordinary share (cents)	(28.18)	43.90
(0.32)	0.40	(0.73)	per ADS (dollars)	(1.69)	2.63
			Underlying replacement cost profit
12.28	9.92	1.06	per ordinary share (cents)	32.22	66.00
0.74	0.60	0.06	per ADS (dollars)	1.93	3.96

•
BP’s fourth-quarter replacement cost (RC) loss was $2,233 million, compared with a loss of $969 million a year ago. After adjusting for a net charge for non-operating items of $2,617 million and net favourable fair value accounting effects of $188 million (both on a post-tax basis), underlying RC profit for the fourth quarter was $196 million, compared with $2,239 million for the same period in 2014. The net charge for non-operating items mainly relates to impairment charges in the Upstream segment and also reflects $450 million of restructuring charges for the group. The lower underlying result was mainly due to the Upstream segment which reported an underlying replacement cost loss of $728 million for the quarter. Cumulative restructuring charges from the beginning of the fourth quarter 2014 totalled $1.5 billion by the end of 2015. A further $1.0 billion of restructuring charges are expected to be incurred in 2016.

•
For the full year, RC loss was $5,162 million, compared with a profit of $8,073 million a year ago. After adjusting for a net charge for non-operating items of $11,272 million and net favourable fair value accounting effects of $205 million (both on a post-tax basis), underlying RC profit for the full year was $5,905 million, compared with $12,136 million for the same period in 2014. RC profit or loss for the group, underlying RC profit or loss and fair value accounting effects are non-GAAP measures and further information is provided on pages 3 and 29.

•
All amounts relating to the Gulf of Mexico oil spill have been treated as non-operating items, with a net pre-tax charge of $443 million for the fourth quarter and $11,956 million for the full year. For further information on the Gulf of Mexico oil spill and its consequences see page 10 and Note 2 on page 16. See also Legal proceedings on page 33.

•
Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the fourth quarter and full year was $5.8 billion and $19.1 billion respectively, compared with $7.2 billion and $32.8 billion for the same periods in 2014. Excluding amounts related to the Gulf of Mexico oil spill, net cash provided by operating activities for the fourth quarter and full year was $5.9 billion and $20.3 billion respectively, compared with $6.9 billion and $32.8 billion for the same periods in 2014.

•	Net debt* at 31 December 2015 was $27.2 billion, compared with $22.6 billion a year ago. The net debt ratio* at

31 December 2015 was 21.6%, compared with 16.7% a year ago. Net debt and the net debt ratio are non-GAAP measures. See page 25 for more information. We aim to maintain the net debt ratio, with some flexibility, at around 20%. We expect the net debt ratio to be above 20% whilst oil prices remain weak.

•	The reserves replacement ratio* on a combined basis of subsidiaries and equity-accounted entities was estimated at 61%(b) for the year, excluding the impact of acquisitions and disposals.

•
BP today announced a quarterly dividend of 10.00 cents per ordinary share ($0.600 per ADS), which is expected to be paid on 24 March 2016. The corresponding amount in sterling will be announced on 14 March 2016. See page 24 for further information.

*	For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 31.
(a)	Profit attributable to BP shareholders.
(b)
Includes estimated reserves data for Rosneft. The reserves replacement ratio will be finalized and reported in BP Annual Report and Form 20-F 2015 which is scheduled to be published in early March 2016.

The commentaries above and following should be read in conjunction with the cautionary statement on page 34.

Top of page 2
Group headlines (continued)

•
Total capital expenditure on an accruals basis for the fourth quarter was $6.1 billion, of which organic capital expenditure* was $5.5 billion, compared with $6.7 billion for the same period in 2014, of which organic capital expenditure was $6.6 billion. For the full year, total capital expenditure on an accruals basis was $19.5 billion, of which organic capital expenditure was $18.7 billion, compared with $23.8 billion for the same period in 2014, of which organic capital expenditure was $22.9 billion. See page 27 for further information. In 2016, we expect organic capital expenditure to be at the lower end of the range of $17-19 billion.

•
BP has now completed the $10-billion divestment programme that was announced in October 2013. Disposal proceeds were $0.2 billion for the fourth quarter and $2.8 billion for the full year. The full-year amount for disposal proceeds includes amounts received from our Toledo refinery partner, Husky Energy, in place of capital commitments relating to the original divestment transaction that have not been subsequently sanctioned.

•
The effective tax rate (ETR) on RC profit or loss for the fourth quarter and full year was 12% and 34% respectively, compared with 70% and 26% for the same periods in 2014. Excluding the one-off deferred tax adjustment in the first quarter 2015 as a result of the reduction in the UK North Sea supplementary charge, the ETR for the year was 22%. Adjusting for non-operating items, fair value accounting effects and the North Sea adjustment, the underlying ETR for the fourth quarter and full year was -20% and 31% respectively, compared with 38% and 36% for the same periods in 2014. The underlying ETR for the fourth quarter reflects tax credits associated with losses in the Upstream segment offsetting tax charges arising elsewhere. The full-year underlying ETR is lower than a year ago mainly due to changes in the geographical mix of profits. In the current environment, and with our existing portfolio of assets, the ETR in 2016 is expected to be lower than 2015 due to the anticipated mix of profits moving away from relatively high tax Upstream jurisdictions.

•
Finance costs and net finance expense relating to pensions and other post-retirement benefits were a charge of $457 million for the fourth quarter, compared with $381 million for the same period in 2014. For the full year, the respective amounts were $1,653 million and $1,462 million.

·
Reported production for the fourth quarter, including BP’s share of Rosneft’s production, was 3,397 thousand barrels of oil equivalent per day (mboe/d), compared with 3,214mboe/d for the same period in 2014 (see Upstream on page 4 and Rosneft on page 8). Reported production for the full year, including BP’s share of Rosneft’s production, was 3,277mboe/d, compared with 3,151mboe/d in 2014.

•	The charge for depreciation, depletion and amortization was $15.2 billion in 2015, the same as 2014. In 2016, we expect the charge to be similar to 2015.

•	Definitive agreements were signed in January 2016 to dissolve BP’s refining joint operation with Rosneft in Germany (see Note 3 for further information).

Top of page 3

Analysis of RC profit (loss) before interest and tax
and reconciliation to profit (loss) for the period

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			RC profit (loss) before interest and tax*
(3,085)	743	(2,280)	Upstream	(937)	8,934
780	2,562	838	Downstream	7,111	3,738
451	382	235	Rosneft	1,310	2,100
(647)	(378)	(627)	Other businesses and corporate	(1,768)	(2,010)
(468)	(311)	(328)	Gulf of Mexico oil spill response(a)	(11,709)	(781)
257	67	65	Consolidation adjustment – UPII*	(36)	641
(2,712)	3,065	(2,097)	RC profit (loss) before interest and tax	(6,029)	12,622
			Finance costs and net finance expense relating
(381)	(474)	(457)	to pensions and other post-retirement benefits	(1,653)	(1,462)
2,158	(1,347)	304	Taxation on a RC basis	2,602	(2,864)
(34)	(10)	17	Non-controlling interests	(82)	(223)
(969)	1,234	(2,233)	RC profit (loss) attributable to BP shareholders	(5,162)	8,073
(4,985)	(1,726)	(1,546)	Inventory holding gains (losses)	(1,889)	(6,210)
			Taxation (charge) credit on inventory holding
1,547	538	472	gains and losses	569	1,917
			Profit (loss) for the period attributable to
(4,407)	46	(3,307)	BP shareholders	(6,482)	3,780

(a)	See Note 2 on page 16 for further information on the accounting for the Gulf of Mexico oil spill response.

Analysis of underlying RC profit before interest and tax

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Underlying RC profit before interest and tax*
2,246	823	(728)	Upstream	1,193	15,201
1,213	2,302	1,218	Downstream	7,545	4,441
470	382	235	Rosneft	1,310	1,875
(120)	(231)	(299)	Other businesses and corporate	(1,221)	(1,340)
257	67	65	Consolidation adjustment - UPII	(36)	641
4,066	3,343	491	Underlying RC profit before interest and tax	8,791	20,818
			Finance costs and net finance expense relating to
(372)	(359)	(342)	pensions and other post-retirement benefits	(1,406)	(1,424)
(1,421)	(1,155)	30	Taxation on an underlying RC basis	(1,398)	(7,035)
(34)	(10)	17	Non-controlling interests	(82)	(223)
2,239	1,819	196	Underlying RC profit attributable to BP shareholders	5,905	12,136

Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 4-9 for the segments.

Top of page 4
Upstream

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
(3,165)	716	(2,298)	Profit (loss) before interest and tax	(967)	8,848
80	27	18	Inventory holding (gains) losses*	30	86
(3,085)	743	(2,280)	RC profit (loss) before interest and tax	(937)	8,934
			Net (favourable) unfavourable impact of
			non-operating items* and fair value
5,331	80	1,552	accounting effects*	2,130	6,267
2,246	823	(728)	Underlying RC profit (loss) before interest and tax*(a)	1,193	15,201

(a)	See page 5 for a reconciliation to segment RC profit before interest and tax by region.

Financial results

The replacement cost result before interest and tax for the fourth quarter and full year was a loss of $2,280 million and $937 million respectively, compared with a loss of $3,085 million and a profit of $8,934 million for the same periods in 2014. The fourth quarter and full year included a net non-operating charge of $1,639 million and $2,235 million respectively, compared with a net non-operating charge of $5,557 million and $6,298 million for the same periods a year ago. The net non-operating charge for the quarter relates mainly to a net impairment charge recorded in relation to a number of assets following a further fall in oil and gas prices in the quarter and changes to other assumptions. See Note 4 Impairment of fixed assets on page 21 for further information. Fair value accounting effects in the fourth quarter and full year had favourable impacts of $87 million and $105 million respectively, compared with favourable impacts of $226 million and $31 million in the same periods of 2014.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost result before interest and tax for the fourth quarter and full year was a loss of $728 million and a profit of $1,193 million respectively, compared with a profit of $2,246 million and $15,201 million for the same periods in 2014. The result for the fourth quarter reflected significantly lower liquids and gas realizations and lower gas marketing and trading results partly offset by lower costs, including lower exploration write-offs and benefits from simplification and efficiency activities. The result for the full year reflected significantly lower liquids and gas realizations, rig cancellation charges and lower gas marketing and trading results partly offset by lower costs including benefits from simplification and efficiency activities and lower exploration write-offs, and higher production.

Production

Production for the quarter was 2,369mboe/d, 8.3% higher than the fourth quarter of 2014. Underlying production* for the quarter increased by 1.7%, mainly due to improved operating efficiency, wellwork delivery and major project start-ups partly offset by planned maintenance activity. For the full year, production was 2,258mboe/d, 5.4% higher than in 2014. Underlying production for the full year was flat versus 2014.

Key events

In November, BP signed a Heads of Agreement with the Egyptian Minister of Petroleum regarding the acceleration of the development of the recent Atoll gas discovery. The Atoll discovery (BP 100%) in the North Damietta Offshore Concession in the East Nile Delta, offshore Egypt was announced in March 2015. Development of Atoll will be executed and operated by Pharaonic Petroleum Co. (PhPC), BP’s joint venture with EGAS and Eni.

Also in November, BP completed a transaction to acquire a 20% participatory interest in Taas-Yuryakh Neftegazodobycha LLC, a Rosneft subsidiary that will further develop the Srednebotuobinskoye oil and gas condensate field in Eastern Siberia.

In December, BP announced the completion of its acquisition of 22.75% in the North Alexandria Concession and 2.75% in the West Mediterranean Deep Water Concession from DEA Deutsche Erdoel AG. The acquisition will bring BP’s working interest in both concessions of the West Nile Delta project in Egypt to 82.75%.

The new Glen Lyon floating production storage and offload (FPSO) vessel has completed sea trials and sailed away from South Korea on 25 December. Glen Lyon is currently in tow to Norway for pre-installation works before travelling to the West of Shetlands for installation and future start of production. The new FPSO is the centrepiece to the Quad 204 project, which is redeveloping the Schiehallion and Loyal fields.

BP’s US Lower 48 Onshore business expanded its San Juan basin operations in December by acquiring all of Devon Energy’s assets in the region. The bulk of the acquired assets, which span northern New Mexico and southern Colorado, consist of Devon’s operated interest in the Northeast Blanco Unit. BP anticipates taking over operations of the unit’s 480 wells spread across 33,000 gross acres at the end of the first quarter of 2016, after receiving required government agency approvals.

Outlook

We expect full-year 2016 underlying production to be broadly flat with 2015. The actual reported outcome will depend on the exact timing of project start-ups, divestments, OPEC quotas and entitlement impacts in our production-sharing agreements*. We expect first-quarter 2016 reported production to be broadly flat with the fourth quarter 2015. Oil prices continue to be challenging in the near term.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 34.

Top of page 5
Upstream

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Underlying RC profit (loss) before interest and tax
1,007	(152)	(852)	US	(1,615)	4,338
1,239	975	124	Non-US	2,808	10,863
2,246	823	(728)		1,193	15,201
			Non-operating items
(30)	(139)	(260)	US	(602)	(36)
(5,527)	21	(1,379)	Non-US(a)	(1,633)	(6,262)
(5,557)	(118)	(1,639)		(2,235)	(6,298)
			Fair value accounting effects
152	26	(34)	US	(66)	23
74	12	121	Non-US	171	8
226	38	87		105	31
			RC profit (loss) before interest and tax
1,129	(265)	(1,146)	US	(2,283)	4,325
(4,214)	1,008	(1,134)	Non-US	1,346	4,609
(3,085)	743	(2,280)		(937)	8,934
			Exploration expense
426	61	627	US(b)	960	1,295
1,029	295	296	Non-US(a)(c)	1,393	2,337
1,455	356	923		2,353	3,632
			Production (net of royalties)(d)
			Liquids* (mb/d)
407	390	401	US	379	411
85	94	131	Europe	121	94
656	747	795	Rest of World	732	602
1,149	1,231	1,326		1,232	1,106
			Natural gas (mmcf/d)
1,526	1,569	1,547	US	1,528	1,519
163	232	287	Europe	266	173
4,332	4,062	4,214	Rest of World	4,157	4,324
6,021	5,864	6,048		5,951	6,016
			Total hydrocarbons* (mboe/d)
670	661	668	US	643	673
114	135	180	Europe	167	123
1,403	1,447	1,521	Rest of World	1,448	1,347
2,187	2,242	2,369		2,258	2,143
			Average realizations(e)
69.03	44.01	37.05	Total liquids(f) ($/bbl)	45.63	87.96
5.54	3.49	3.47	Natural gas ($/mcf)	3.80	5.70
51.53	33.25	29.54	Total hydrocarbons ($/boe)	34.78	60.85

(a)
Fourth quarter and full year 2014 include write-offs of $20 million and $395 million respectively relating to Block KG D6 in India. This is classified in the ‘other’ category of non-operating items. In addition, impairment charges of $20 million and $415 million for the same periods were also recorded in relation to this block. See page 28.

(b)
Fourth quarter and full year 2015 include the write-off of costs relating to the Gila discovery in the deepwater Gulf of Mexico. Fourth quarter and full year 2014 include the write-off of costs relating to the Moccasin discovery in the deepwater Gulf of Mexico. Full year 2014 also includes a $544-million write-off relating to the Utica shale acreage in Ohio, following the decision not to proceed with development plans.

(c)
Full year 2015 includes a $432-million write-off in Libya. BP has declared force majeure in Libya and there is significant uncertainty on when drilling operations might be able to proceed. Fourth quarter and full year 2014 include the write-off of $524 million relating to the Bourarhat Sud block licence in the Illizi Basin of Algeria.

(d)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.
(e)	Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(f)	Includes condensate and bitumen.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Top of page 6
Downstream

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
(4,064)	875	(644)	Profit (loss) before interest and tax	5,248	(2,362)
4,844	1,687	1,482	Inventory holding (gains) losses*	1,863	6,100
780	2,562	838	RC profit before interest and tax	7,111	3,738
			Net (favourable) unfavourable impact of
			non-operating items* and fair value
433	(260)	380	accounting effects*	434	703
1,213	2,302	1,218	Underlying RC profit before interest and tax*(a)	7,545	4,441

(a)	See page 7 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results

The replacement cost profit before interest and tax for the fourth quarter and full year was $838 million and $7,111 million respectively, compared with $780 million and $3,738 million for the same periods in 2014.

The 2015 results include a net non-operating charge of $548 million for the fourth quarter and a net non-operating charge of $590 million for the full year, compared with net non-operating charges of $790 million and $1,570 million for the same periods in 2014 (see pages 7 and 28 for further information on non-operating items). Fair value accounting effects had favourable impacts of $168 million for the fourth quarter and $156 million for the full year, compared with favourable impacts of $357 million and $867 million in the same periods of 2014.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the fourth quarter and full year was $1,218 million and $7,545 million respectively, compared with $1,213 million and $4,441 million for the same periods in 2014. The full-year result is a record for Downstream.

Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 7.

Fuels business

The fuels business reported an underlying replacement cost profit before interest and tax of $888 million for the fourth quarter and $5,995 million for the full year, compared with $925 million and $3,219 million for the same periods in 2014. The result for the full year reflects a strong refining environment, improved refining margin optimization and operations, and lower costs from simplification and efficiency programmes. The result for the quarter reflects lower costs from simplification and efficiency programmes, offset by a weak supply and trading result.

On 15 January 2016 we announced that we had signed definitive agreements to dissolve our German refining joint operation with our partner Rosneft, which will refocus our refining business in the heart of Europe.

Lubricants business

The lubricants business reported an underlying replacement cost profit before interest and tax of $294 million in the fourth quarter and $1,384 million in the full year, compared with $313 million and $1,271 million for the same periods in 2014. The result for the quarter reflects continued strong margins offset by adverse foreign exchange impacts. The result for the full year reflects strong performance in growth markets and premium brands and lower costs from simplification and efficiency programmes. These full-year factors contributed to around a 20% growth in the underlying replacement cost profit before interest and tax, which was partially offset by adverse foreign exchange impacts.

Petrochemicals business

The petrochemicals business reported an underlying replacement cost profit before interest and tax of $36 million in the fourth quarter and $166 million in the full year, compared with a loss of $25 million and a loss of $49 million for the same periods in 2014. The results for the quarter and full year reflect improved operational performance and benefits from our simplification and efficiency programmes leading to lower costs.

Following a review of our petrochemicals portfolio to refocus our global business for long-term growth, on 6 January 2016 we announced the agreement to sell our Decatur petrochemicals complex in Alabama, US.

Outlook

Looking ahead, refining margins in the first quarter are expected to be lower than the fourth quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 34.

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Downstream

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Underlying RC profit before interest and tax -
			by region
338	885	477	US	2,599	1,684
875	1,417	741	Non-US	4,946	2,757
1,213	2,302	1,218		7,545	4,441
			Non-operating items
(337)	51	(196)	US	(86)	(339)
(453)	(8)	(352)	Non-US	(504)	(1,231)
(790)	43	(548)		(590)	(1,570)
			Fair value accounting effects
379	153	124	US	102	914
(22)	64	44	Non-US	54	(47)
357	217	168		156	867
			RC profit before interest and tax
380	1,089	405	US	2,615	2,259
400	1,473	433	Non-US	4,496	1,479
780	2,562	838		7,111	3,738
			Underlying RC profit (loss) before interest
			and tax - by business(a)(b)
925	1,917	888	Fuels	5,995	3,219
313	348	294	Lubricants	1,384	1,271
(25)	37	36	Petrochemicals	166	(49)
1,213	2,302	1,218		7,545	4,441
			Non-operating items and fair value accounting
			effects(c)
(383)	295	(220)	Fuels	(137)	(389)
(45)	(25)	(17)	Lubricants	(143)	136
(5)	(10)	(143)	Petrochemicals	(154)	(450)
(433)	260	(380)		(434)	(703)
			RC profit (loss) before interest and tax(a)(b)
542	2,212	668	Fuels	5,858	2,830
268	323	277	Lubricants	1,241	1,407
(30)	27	(107)	Petrochemicals	12	(499)
780	2,562	838		7,111	3,738

13.0	20.0	13.2	BP average refining marker margin (RMM)* ($/bbl)	17.0	14.4
			Refinery throughputs (mb/d)
657	681	700	US	657	642
807	785	776	Europe	794	782
318	230	238	Rest of World	254	297
1,782	1,696	1,714		1,705	1,721
94.8	94.9	95.5	Refining availability* (%)	94.7	94.9
			Marketing sales of refined products (mb/d)
1,166	1,121	1,267	US	1,158	1,166
1,173	1,272	1,188	Europe	1,199	1,177
534	479	476	Rest of World(d)	478	529
2,873	2,872	2,931		2,835	2,872
2,470	2,781	2,883	Trading/supply sales of refined products(d)	2,770	2,448
5,343	5,653	5,814	Total sales volumes of refined products	5,605	5,320
			Petrochemicals production (kte)
872	877	938	US	3,666	3,844
937	976	727	Europe	3,527	3,851
1,719	2,004	2,002	Rest of World	7,567	6,319
3,528	3,857	3,667		14,760	14,014

(a)	Segment-level overhead expenses are included in the fuels business result.
(b)	BP’s share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(c)	For Downstream, fair value accounting effects arise solely in the fuels business.
(d)	Third quarter 2015 includes a minor reclassification between Marketing sales in Rest of World and Trading/supply sales of refined products.

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Rosneft

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015(a)	$ million	2015(a)	2014
390	370	189	Profit before interest and tax(b)	1,314	2,076
61	12	46	Inventory holding (gains) losses*	(4)	24
451	382	235	RC profit before interest and tax	1,310	2,100
19	–	–	Net charge (credit) for non-operating items*	–	(225)
470	382	235	Underlying RC profit before interest and tax*	1,310	1,875

Replacement cost profit before interest and tax for the fourth quarter and full year was $235 million and $1,310 million respectively, compared with $451 million and $2,100 million for the same periods in 2014.

There were no non-operating items in the fourth quarter and full year 2015, compared with a non-operating charge of $19 million and a gain of $225 million for the same periods in 2014.

After adjusting for non-operating items, the underlying replacement cost profit before interest and tax for the fourth quarter and full year was $235 million and $1,310 million respectively, compared with $470 million and $1,875 million for the same periods in 2014. Compared with the same periods last year, the results for the fourth quarter and full year were primarily affected by lower oil prices, foreign exchange, and comparatively favourable duty lag effects.

See also Group statement of comprehensive income – Share of items relating to equity-accounted entities, net of tax, and footnote (a), on page 12 for other foreign exchange effects.

In June, Rosneft’s Annual General Meeting of Shareholders approved the distribution of a dividend of 8.21 roubles per share. We received our share of this dividend in July 2015, which amounted to $271 million after the deduction of withholding tax.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015(a)		2015(a)	2014
			Production (net of royalties) (BP share)
819	810	811	Liquids* (mb/d)	813	821
1,203	1,125	1,261	Natural gas (mmcf/d)	1,195	1,084
1,027	1,003	1,028	Total hydrocarbons* (mboe/d)	1,019	1,008

(a)
The operational and financial information of the Rosneft segment for the fourth quarter and full year is based on preliminary operational and financial results of Rosneft for the full year ended 31 December 2015. Actual results may differ from these amounts.

(b)
The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% shareholding in Rosneft as adjusted for the accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP’s interest in TNK-BP. These adjustments have increased the reported profit before interest and tax for the fourth quarter and full year 2015, as shown in the table above, compared with the equivalent amount in Russian roubles that we expect Rosneft to report in its own financial statements under IFRS. BP’s share of Rosneft’s profit before interest and tax for each year-to-date period is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date. BP's share of Rosneft’s earnings after finance costs, taxation and non-controlling interests, as adjusted, is included in the BP group income statement within profit before interest and taxation.

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Other businesses and corporate

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
(647)	(378)	(627)	Profit (loss) before interest and tax	(1,768)	(2,010)
–	–	–	Inventory holding (gains) losses*	–	–
(647)	(378)	(627)	RC profit (loss) before interest and tax	(1,768)	(2,010)
527	147	328	Net charge (credit) for non-operating items*	547	670
(120)	(231)	(299)	Underlying RC profit (loss) before interest and tax*	(1,221)	(1,340)
			Underlying RC profit (loss) before interest and tax
(167)	(126)	(107)	US	(439)	(594)
47	(105)	(192)	Non-US	(782)	(746)
(120)	(231)	(299)		(1,221)	(1,340)
			Non-operating items
(219)	(127)	(296)	US	(434)	(360)
(308)	(20)	(32)	Non-US	(113)	(310)
(527)	(147)	(328)		(547)	(670)
			RC profit (loss) before interest and tax
(386)	(253)	(403)	US	(873)	(954)
(261)	(125)	(224)	Non-US	(895)	(1,056)
(647)	(378)	(627)		(1,768)	(2,010)

Other businesses and corporate comprises biofuels and wind businesses, shipping, treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities including centralized functions.

Financial results

The replacement cost loss before interest and tax for the fourth quarter and full year was $627 million and $1,768 million respectively, compared with $647 million and $2,010 million for the same periods in 2014.

The fourth-quarter result included a net non-operating charge of $328 million, primarily relating to impairments, compared with a net charge of $527 million a year ago, which related to restructuring provisions and impairments. For the full year, the net non-operating charge was $547 million, compared with a net charge of $670 million in 2014.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the fourth quarter was $299 million, compared with $120 million for the same period in 2014. The underlying charge in the fourth quarter was higher than 2014 mainly due to a number of one-off credits in the fourth quarter 2014. For the full year, the underlying replacement cost loss before interest and tax was $1,221 million compared with $1,340 million in 2014.

Biofuels

The net ethanol-equivalent production (which includes ethanol and sugar) for the fourth quarter and full year was 189 million litres and 795 million litres respectively, compared with 242 million litres and 653 million litres for the same periods in 2014.

Wind

Net wind generation capacity*(a) was 1,588MW at 31 December 2015, the same as at 31 December 2014. BP’s net share of wind generation for the fourth quarter and full year was 1,253GWh and 4,424GWh respectively, compared with 1,240GWh and 4,617GWh for the same periods in 2014.

Outlook

In 2016, Other businesses and corporate average quarterly charges, excluding non-operating items, are expected to be around $300 million although this will fluctuate from quarter to quarter.

(a)	Capacity figures include 32MW in the Netherlands managed by our Downstream segment.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 34.

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Gulf of Mexico oil spill

We announced on 2 July 2015 that BP Exploration & Production Inc. reached agreements in principle with the US federal government and five Gulf states to settle all outstanding federal and state claims arising from the Deepwater Horizon oil spill along with more than 400 local government claims. On 5 October 2015, the United States lodged with the district court in MDL 2179 a proposed Consent Decree between the United States, the Gulf states and BP to fully and finally resolve any and all natural resource damages (NRD) claims of the United States, the Gulf states, and their respective natural resource trustees and all Clean Water Act (CWA) penalty claims, and certain other claims of the United States and the Gulf states. A hearing has been scheduled by the court to consider approval of the proposed Consent Decree in March 2016.

For further details see Note 2 on page 16.

Financial update

The replacement cost loss before interest and tax for the fourth quarter and full year was $328 million and $11,709 million respectively, compared with $468 million and $781 million for the same periods last year. The fourth-quarter loss reflects additional business economic loss claims under the Plaintiffs’ Steering Committee settlements and the ongoing costs of the Gulf Coast Restoration Organization, partially offset by adjustments to provisions due to discounting effects. The loss for the full year also includes amounts provided for the agreements described above, and additional increases in the provision for business economic loss claims, associated claims administration costs and other items. The cumulative pre-tax charge recognized to date amounts to $55.5 billion.

The cumulative income statement charge does not include amounts for obligations that BP currently considers are not possible to measure reliably. The total amounts that will ultimately be paid by BP in relation to the incident will be dependent on many factors, as discussed under Provisions and contingent liabilities in Note 2 on page 16. These could have a material impact on our consolidated financial position, results and cash flows.

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Financial statements

Group income statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014

73,997	56,152	49,172	Sales and other operating revenues (Note 6)(a)	222,894	353,568
181	327	(615)	Earnings from joint ventures – after interest and tax	(28)	570
519	504	303	Earnings from associates – after interest and tax	1,839	2,802
238	151	145	Interest and other income	611	843
161	167	228	Gains on sale of businesses and fixed assets	666	895
75,096	57,301	49,233	Total revenues and other income	225,982	358,678
60,411	42,485	36,893	Purchases(a)	164,790	281,907
7,002	6,407	6,448	Production and manufacturing expenses(b)	37,040	27,375
412	238	263	Production and similar taxes (Note 7)	1,036	2,958
3,866	3,737	3,881	Depreciation, depletion and amortization	15,219	15,163
			Impairment and losses on sale of businesses and
6,768	40	1,386	fixed assets (Note 4)	1,909	8,965
1,455	356	923	Exploration expense	2,353	3,632
2,879	2,699	3,082	Distribution and administration expenses	11,553	12,266
(7,697)	1,339	(3,643)	Profit (loss) before interest and taxation	(7,918)	6,412
299	398	379	Finance costs(b)	1,347	1,148
			Net finance expense relating to pensions and other
82	76	78	post-retirement benefits	306	314
(8,078)	865	(4,100)	Profit (loss) before taxation	(9,571)	4,950
(3,705)	809	(776)	Taxation(b)	(3,171)	947
(4,373)	56	(3,324)	Profit (loss) for the period	(6,400)	4,003
			Attributable to
(4,407)	46	(3,307)	BP shareholders	(6,482)	3,780
34	10	(17)	Non-controlling interests	82	223
(4,373)	56	(3,324)		(6,400)	4,003

			Earnings per share (Note 8)
			Profit (loss) for the period attributable to
			BP shareholders
			Per ordinary share (cents)
(24.18)	0.25	(18.01)	Basic	(35.39)	20.55
(24.18)	0.25	(18.01)	Diluted	(35.39)	20.42
			Per ADS (dollars)
(1.45)	0.02	(1.08)	Basic	(2.12)	1.23
(1.45)	0.02	(1.08)	Diluted	(2.12)	1.23

(a)	Amounts reported in the prior quarters of 2015 for Sales and other operating revenues and Purchases have been amended, with no effect on profit for the period. See Note 6 for further information.
(b)	See Note 2 for information on the impact of the Gulf of Mexico oil spill on these income statement line items.

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Financial statements (continued)

Group statement of comprehensive income

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014

(4,373)	56	(3,324)	Profit (loss) for the period	(6,400)	4,003
			Other comprehensive income
			Items that may be reclassified subsequently to
			profit or loss
(3,496)	(2,247)	(958)	Currency translation differences	(4,119)	(6,838)
			Exchange gains (losses) on translation of foreign
			operations reclassified to gain or loss on sale of
54	7	–	business and fixed assets	23	51
–	–	–	Available-for-sale investments	1	–
(111)	(70)	(24)	Cash flow hedges marked to market	(178)	(155)
			Cash flow hedges reclassified to the
17	65	29	income statement	249	(73)
–	7	6	Cash flow hedges reclassified to the balance sheet	22	(11)
			Share of items relating to equity-accounted
(2,418)	(830)	(233)	entities, net of tax(a)	(814)	(2,584)
151	268	(43)	Income tax relating to items that may be reclassified	257	147
(5,803)	(2,800)	(1,223)		(4,559)	(9,463)
			Items that will not be reclassified to profit or loss
			Remeasurements of the net pension and other
(2,825)	(551)	2,570	post-retirement benefit liability or asset	4,139	(4,590)
			Share of items relating to equity-accounted
(1)	(1)	–	entities, net of tax	(1)	4
			Income tax relating to items that will not be
856	80	(881)	reclassified	(1,397)	1,334
(1,970)	(472)	1,689		2,741	(3,252)
(7,773)	(3,272)	466	Other comprehensive income	(1,818)	(12,715)
(12,146)	(3,216)	(2,858)	Total comprehensive income	(8,218)	(8,712)
			Attributable to
(12,155)	(3,204)	(2,836)	BP shareholders	(8,259)	(8,903)
9	(12)	(22)	Non-controlling interests	41	191
(12,146)	(3,216)	(2,858)		(8,218)	(8,712)

(a)
Includes the effects of hedge accounting adopted by Rosneft from 1 October 2014 in relation to a portion of future export revenue denominated in US dollars. For further information see BP Annual Report and Form 20-F 2014 – Financial statements – Note 15.

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Financial statements (continued)

Group statement of changes in equity

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2015	111,441	1,201	112,642

Total comprehensive income	(8,259)	41	(8,218)
Dividends	(6,659)	(91)	(6,750)
Share-based payments, net of tax	656	–	656
Share of equity-accounted entities’ changes in equity,
net of tax	40	–	40
Transactions involving non-controlling interests	(3)	20	17
At 31 December 2015	97,216	1,171	98,387

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2014	129,302	1,105	130,407

Total comprehensive income	(8,903)	191	(8,712)
Dividends	(5,850)	(255)	(6,105)
Repurchases of ordinary share capital	(3,366)	–	(3,366)
Share-based payments, net of tax	185	–	185
Share of equity-accounted entities’ changes in equity,
net of tax	73	–	73
Transactions involving non-controlling interests	–	160	160
At 31 December 2014	111,441	1,201	112,642

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Financial statements (continued)

Group balance sheet

	31 December	31 December
$ million	2015	2014
Non-current assets
Property, plant and equipment	129,758	130,692
Goodwill	11,627	11,868
Intangible assets	18,660	20,907
Investments in joint ventures	8,412	8,753
Investments in associates	9,422	10,403
Other investments	1,002	1,228
Fixed assets	178,881	183,851
Loans	529	659
Trade and other receivables	2,216	4,787
Derivative financial instruments	4,409	4,442
Prepayments	1,003	964
Deferred tax assets	1,545	2,309
Defined benefit pension plan surpluses	2,647	31
	191,230	197,043
Current assets
Loans	272	333
Inventories	14,142	18,373
Trade and other receivables	22,323	31,038
Derivative financial instruments	4,242	5,165
Prepayments	1,838	1,424
Current tax receivable	599	837
Other investments	219	329
Cash and cash equivalents	26,389	29,763
	70,024	87,262
Assets classified as held for sale (Note 3)	578	–
	70,602	87,262
Total assets	261,832	284,305
Current liabilities
Trade and other payables	31,949	40,118
Derivative financial instruments	3,239	3,689
Accruals	6,261	7,102
Finance debt	6,944	6,877
Current tax payable	1,080	2,011
Provisions	5,154	3,818
	54,627	63,615
Liabilities directly associated with assets classified as held for sale (Note 3)	97	–
	54,724	63,615
Non-current liabilities
Other payables	2,910	3,587
Derivative financial instruments	4,283	3,199
Accruals	890	861
Finance debt	46,224	45,977
Deferred tax liabilities	9,599	13,893
Provisions	35,960	29,080
Defined benefit pension plan and other post-retirement benefit plan deficits	8,855	11,451
	108,721	108,048
Total liabilities	163,445	171,663
Net assets	98,387	112,642
Equity
BP shareholders’ equity	97,216	111,441
Non-controlling interests	1,171	1,201
	98,387	112,642

Top of page 15
Financial statements (continued)

Condensed group cash flow statement

Fourth	Third	Fourth
quarter	quarter	quarter			Year	Year
2014	2015	2015		$ million	2015	2014
				Operating activities
(8,078)	865	(4,100)		Profit (loss) before taxation	(9,571)	4,950
				Adjustments to reconcile profit (loss) before taxation
				to net cash provided by operating activities
				Depreciation, depletion and amortization and
5,215	3,971	4,578		exploration expenditure written off	17,048	18,192
				Impairment and (gain) loss on sale of businesses
6,607	(127)	1,158		and fixed assets	1,243	8,070
				Earnings from equity-accounted entities, less
(224)	(295)	1,028		dividends received	(197)	(1,461)
				Net charge for interest and other finance expense,
49	196	164		less net interest paid	502	330
(58)	137	167		Share-based payments	321	379
				Net operating charge for pensions and other post-
				retirement benefits, less contributions and benefit
(664)	(41)	(464)		payments for unfunded plans	(592)	(963)
551	113	591		Net charge for provisions, less payments	11,792	1,119
				Movements in inventories and other current and
4,842	1,231	2,978		non-current assets and liabilities	843	6,925
(993)	(867)	(294)		Income taxes paid	(2,256)	(4,787)
7,247	5,183	5,806		Net cash provided by operating activities	19,133	32,754
				Investing activities
(5,900)	(4,357)	(5,126)		Capital expenditure	(18,648)	(22,546)
(118)	33	(10)		Acquisitions, net of cash acquired	23	(131)
(65)	(55)	(87)		Investment in joint ventures	(265)	(179)
(128)	(119)	(888)		Investment in associates	(1,312)	(336)
224	88	17		Proceeds from disposal of fixed assets	1,066	1,820
				Proceeds from disposal of businesses, net of
880	200	215		cash disposed	1,726	1,671
48	61	1		Proceeds from loan repayments	110	127
(5,059)	(4,149)	(5,878)		Net cash used in investing activities	(17,300)	(19,574)
				Financing activities
(793)	–	–		Net repurchase of shares	–	(4,589)
2,779	117	185		Proceeds from long-term financing	8,173	12,394
(2,937)	(18)	(3,559)		Repayments of long-term financing	(6,426)	(6,282)
(186)	(115)	(124)		Net increase (decrease) in short-term debt	473	(693)
9	–	(5)		Net increase (decrease) in non-controlling interests	(5)	9
(1,729)	(1,718)	(1,541)	Dividends paid	– BP shareholders	(6,659)	(5,850)
(40)	(29)	(20)		– non-controlling interests	(91)	(255)
(2,897)	(1,763)	(5,064)		Net cash provided by (used in) financing activities	(4,535)	(5,266)
				Currency translation differences relating to cash
(257)	(158)	(177)		and cash equivalents	(672)	(671)
(966)	(887)	(5,313)		Increase (decrease) in cash and cash equivalents	(3,374)	7,243
30,729	32,589	31,702		Cash and cash equivalents at beginning of period	29,763	22,520
29,763	31,702	26,389		Cash and cash equivalents at end of period	26,389	29,763

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Financial statements (continued)

Notes

1.       Basis of preparation

The results for the interim periods and for the year ended 31 December 2015 are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2014 included in the BP Annual Report and Form 20-F 2014.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2015, which do not differ significantly from those used in BP Annual Report and Form 20-F 2014.

In BP Annual Report and Form 20-F 2014 we disclosed a significant estimate or judgement relating to the recoverability of asset carrying values, including the discount rates applied to estimates of future cash flows to determine the recoverable amount of assets when performing impairment tests. During the fourth quarter 2015 the discount rates used by the group in assessments of impairment were reviewed. The post-tax discount rate applied to cash flow analyses used to calculate fair value less costs of disposal in the fourth quarter was 7%. For value-in-use calculations, the pre-tax discount rate applied in the fourth quarter was 11%. For both calculations a premium of 2% continues to be added for assets located in higher risk countries. The group’s assumptions for long-term oil and gas prices were also revised downwards slightly for impairment tests in which the recoverable amount of Upstream assets is determined on the basis of fair value less costs of disposal. Impairment tests continue to utilize market-based forward prices for the first five years. Further details will be provided in BP Annual Report and Form 20-F 2015 which is expected to be published in early March 2016.

2.       Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur various costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2014 – Financial statements – Note 2 and Legal proceedings on page 228 and on page 33 of this report.

The group income statement includes a pre-tax charge of $443 million for the fourth quarter and $11,956 million for the full year in relation to the Gulf of Mexico oil spill. The fourth-quarter charge reflects additional business economic loss claims under the Plaintiffs’ Steering Committee (PSC) settlement, finance costs and the ongoing costs of the Gulf Coast Restoration Organization, partially offset by adjustments to provisions due to discounting effects. The cumulative pre-tax income statement charge since the incident, in April 2010, amounts to $55,451 million.

The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably. For further information, see Provisions and contingent liabilities below.

The agreements in principle signed on 2 July 2015 to settle all federal and state claims and claims made by more than 400 local government entities were subject to execution of definitive agreements, including a Consent Decree with the United States and Gulf states with respect to the Clean Water Act penalty and natural resource damages and other claims, a Settlement Agreement with five Gulf states with respect to state claims for economic loss, property damage and other claims, and resolution to BP’s satisfaction of the economic loss, property damage and other claims with more than 400 local government entities. The proposed Consent Decree between the United States, the Gulf states and BP was available for public comment until early December 2015 and is subject to final court approval. The Consent Decree and Settlement Agreement with the five Gulf states are conditional upon each other and neither will become effective unless there is final court approval of the Consent Decree; a hearing has been scheduled by the court to consider approval of the proposed Consent Decree in March 2016. During the third quarter 2015, the Settlement Agreement with the five Gulf states was executed. BP has accepted releases received from the vast majority of local government entities and payments required under those releases were made during the third quarter. For more information on the proposed Consent Decree and Settlement Agreement see Legal proceedings on pages 32-34 of BP Third Quarter and nine months results 2015.

The agreements described above (the Agreements) significantly reduce the uncertainties faced by BP following the Gulf of Mexico oil spill in 2010. There continues to be uncertainty regarding the outcome or resolution of current or future litigation and the extent and timing of costs relating to the incident not covered by the Agreements. The total amounts

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Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

that will ultimately be paid by BP in relation to the incident will be dependent on many factors, as discussed under Provisions and contingent liabilities below, including in relation to any new information or future developments. These uncertainties could have a material impact on our consolidated financial position, results and cash flows.

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Income statement
468	311	328	Production and manufacturing expenses	11,709	781
(468)	(311)	(328)	Profit (loss) before interest and taxation	(11,709)	(781)
9	115	115	Finance costs	247	38
(477)	(426)	(443)	Profit (loss) before taxation	(11,956)	(819)
163	(87)	(134)	Taxation	3,492	262
(314)	(513)	(577)	Profit (loss) for the period	(8,464)	(557)

	31 December	31 December
$ million	2015	2014
Balance sheet
Current assets
Trade and other receivables	686	1,154
Current liabilities
Trade and other payables	(693)	(655)
Accruals	(40)	–
Provisions	(3,076)	(1,702)
Net current assets (liabilities)	(3,123)	(1,203)
Non-current assets
Trade and other receivables	–	2,701
Non-current liabilities
Other payables	(2,057)	(2,412)
Accruals	(186)	(169)
Provisions	(13,431)	(6,903)
Deferred tax	5,200	1,723
Net non-current assets (liabilities)	(10,474)	(5,060)
Net assets (liabilities)	(13,597)	(6,263)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Cash flow statement - Operating activities
(477)	(426)	(443)	Profit (loss) before taxation	(11,956)	(819)
			Adjustments to reconcile profit (loss) before
			taxation to net cash provided by
			operating activities
			Net charge for interest and other finance
9	115	115	expense, less net interest paid	247	38
334	235	227	Net charge for provisions, less payments	11,296	939
			Movements in inventories and other current
3	(135)	(36)	and non-current assets and liabilities	(732)	(1,454)
(131)	(211)	(137)	Pre-tax cash flows	(1,145)	(1,296)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an outflow of $137 million and an outflow of $1,130 million in the fourth quarter and full year of 2015 respectively. For the same periods in 2014, the amounts were an inflow of $304 million and an outflow of $9 million respectively.

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Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

Trust fund

BP established the Deepwater Horizon Oil Spill Trust (the Trust), funded in the amount of $20 billion, to satisfy legitimate individual and business claims, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. Fines and penalties are not covered by the trust fund.

The funding of the Trust was completed in 2012. The obligation to fund the $20-billion trust fund, adjusted to take account of the time value of money, was recognized in full in 2010 and charged to the income statement. An asset has been recognized representing BP’s right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. During 2014, cumulative charges to be paid by the Trust reached $20 billion. Subsequent additional costs, over and above those provided within the $20 billion, are expensed to the income statement as incurred.

At 31 December 2015, $686 million of the provisions and payables are eligible to be paid from the Trust. The reimbursement asset is recorded within Trade and other receivables on the balance sheet, all of which is classified as current, as payment of all amounts covered by the remaining reimbursement asset may be requested during 2016. During 2015, $3,022 million of provisions and $147 million of payables were paid from the Trust.

At 31 December 2015, the remaining cash in the Trust not allocated for specific purposes was $25 million. This unallocated amount was exhausted in January 2016 and BP commenced paying claims and other costs not covered by the specific-purpose cash balances. The total cash remaining in the Trust and associated qualifying settlement funds, amounting to $1.4 billion, includes $0.7 billion in the seafood compensation fund, $0.2 billion held for natural resource damage early restoration projects and $0.5 billion held in relation to certain other specified costs under the PSC settlement.

(b) Provisions and contingent liabilities

BP has recorded certain provisions and disclosed certain contingent liabilities as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2014 – Financial statements – Note 2.

Provisions

BP has recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, litigation and claims, and Clean Water Act penalties. Movements in each class of provision during the fourth quarter and full year are presented in the table below.

			Litigation	Clean
			and	Water Act
$ million		Environmental	claims	penalties	Total
At 1 October 2015		6,004	6,644	4,179	16,827
Net increase (decrease) in provision		(9)	575	–	566
Unwinding of discount		47	25	34	106
Change in discount rate		(115)	(59)	(84)	(258)
Utilization	– paid by BP	(1)	(80)	–	(81)
	– paid by the trust fund	(7)	(646)	–	(653)
At 31 December 2015		5,919	6,459	4,129	16,507
Of which	– current	227	2,849	–	3,076
	– non-current	5,692	3,610	4,129	13,431

			Litigation	Clean
			and	Water Act
		Environmental	claims	penalties	Total
	$ million
	At 1 January 2015	1,141	3,954	3,510	8,605
	Net increase (decrease) in provision	5,393	5,832	661	11,886
	Unwinding of discount	94	50	68	212
	Change in discount rate	(149)	(74)	(110)	(333)
	Reclassified to other payables	(459)	(125)	–	(584)
Utilization	– paid by BP	(23)	(234)	–	(257)
	– paid by the trust fund	(78)	(2,944)	–	(3,022)
	At 31 December 2015	5,919	6,459	4,129	16,507

Top of page 19
Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

Environmental
The environmental provision includes amounts payable for natural resource damage costs under the proposed Consent Decree. These amounts are payable in instalments over 16 years commencing one year after the court approves the Consent Decree; the majority of the unpaid balance of this natural resource damages settlement accrues interest at a fixed rate. Amounts payable under the $1-billion early restoration framework agreement with natural resource trustees for the US and five Gulf states, that are not yet allocated to specific projects, are also included in environmental provisions.

Litigation and claims
The litigation and claims provision includes amounts that can be estimated reliably for the future cost of settling claims by individuals and businesses for damage to real or personal property, lost profits or impairment of earning capacity and loss of subsistence use of natural resources (Individual and Business Claims), and amounts provided under the Agreements in relation to state claims that have not yet been paid. Claims administration costs and legal costs have also been provided for. Amounts that cannot be measured reliably and which have therefore not been provided for are described under Contingent liabilities below.

Litigation and claims – PSC settlement
BP has provided for its best estimate of the cost associated with the 2012 PSC settlement agreements with the exception of the cost of business economic loss claims, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility. See BP Annual Report and Form 20-F 2014 – Financial statements – Note 2 and Legal proceedings on pages 228-237 for further details on the settlements with the PSC and related matters.

Management believes that no reliable estimate can currently be made of any business economic loss claims not yet processed or processed but not yet paid, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility.

The submission deadline for business economic loss claims passed on 8 June 2015; no further claims may be submitted. A significant number of business economic loss claims have been received but have not yet been processed and it is not possible to quantify the total value of the claims.

A revised policy for the matching of revenue and expenses for business economic loss claims was introduced in May 2014 and, of the claims assessable under the revised policy, the majority have not yet been determined at this time. Uncertainties regarding the proper application of the revised policy to particular claims and categories of claims continue to arise as the claims administrator has applied the revised policy. Only a small proportion of claim determinations have been made under some of the specialized frameworks that have been put in place for particular industries, namely construction, agriculture, professional services and education, and so determinations to date may not be representative of the total population of claims. In addition, although some pre-determination data has been provided to BP, detailed data on the majority of pre-determination claims is not available due to a court order to protect claimant confidentiality. Therefore there is an insufficient level of detail to enable a complete or clear understanding of the composition of the underlying claims population.

There is insufficient data available to build up a track record of claims determinations under the policies and protocols that are now being applied following resolution of the matching and causation issues. We are unable to reliably estimate future trends of the number and proportion of claims that will be determined to be eligible, nor can we reliably estimate the value of such claims. A provision for such business economic loss claims will be established when these uncertainties are resolved and a reliable estimate can be made of the liability.

The current estimate for the total cost of those elements of the PSC settlement that BP considers can be reliably estimated, including amounts already paid, is $12.4 billion. The Deepwater Horizon Court Supervised Settlement Program (DHCSSP) has issued eligibility notices, many of which are disputed by BP, in respect of business economic loss claims of approximately $402 million which have not been provided for. The total cost of the PSC settlement is likely to be significantly higher than the amount recognized to date of $12.4 billion because the current estimate does not reflect business economic loss claims not yet processed or processed but not yet paid, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility.

Top of page 20
Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

There continues to be a high level of uncertainty with regards to the amounts that ultimately will be paid in relation to current claims as described above and the outcomes of any further litigation including by parties excluded from, or parties who opted out of, the PSC settlement. There is also uncertainty as to the cost of administering the claims process under the DHCSSP and in relation to future legal costs. The timing of payment of provisions related to the PSC settlement is dependent upon ongoing claims facility activity and is therefore also uncertain.

Litigation and claims – other claims
The provision recognized for litigation and claims includes amounts agreed under the Agreements in relation to state claims. The amount provided in respect of state claims is payable over 18 years from the date the court approves the Consent Decree, of which $1 billion is due following the court approval of the Consent Decree. The vast majority of local government entities who filed claims have issued releases, which were accepted by BP; amounts due under those releases were paid during the third quarter of 2015.

Clean Water Act penalties
A provision has been recognized for penalties under Section 311 of the Clean Water Act, as determined in the Agreements. The amount is payable in instalments over 15 years, commencing one year after the court approves the Consent Decree. The unpaid balance of this penalty accrues interest at a fixed rate.

Provision movements and analysis of income statement charge
A net increase in provisions of $566 million and $11,886 million was recognized for the fourth quarter and full year respectively. The fourth-quarter net increase arises primarily due to an increase in the litigation and claims provision for business economic loss claims. The remainder of the income statement charge mainly relates to finance costs, offset by adjustments to provisions due to discounting effects. The net increase for the full year also includes amounts provided for the Agreements, and additional increases in the litigation and claims provision for business economic loss claims, associated claims administration costs and other items. The following table shows an analysis of the income statement charge.

		Fourth		Cumulative
		quarter	Year	since the
	$ million	2015	2015	incident
	Environmental costs	(124)	5,303	8,526
	Spill response costs	–	–	14,304
	Litigation and claims costs	516	5,758	32,538
	Clean Water Act penalties – amount provided	(84)	551	4,061
	Other costs charged directly to the income statement	20	97	1,354
	Recoveries credited to the income statement	–	–	(5,681)
	Charge (credit) related to the trust fund	–	–	(137)
	Other costs of the trust fund	–	–	8
	Loss before interest and taxation	328	11,709	54,973
Finance costs	– related to the trust funds	–	–	137
	– not related to the trust funds	115	247	341
	Loss before taxation	443	11,956	55,451

Further information on provisions is provided in BP Annual Report and Form 20-F 2014 – Financial statements – Note 2.

Top of page 21
Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

Contingent liabilities

BP currently considers that it is not possible to measure reliably other obligations arising from the incident, including:

•
Claims asserted in civil litigation, including any further litigation by parties excluded from, or parties who opted out of, the PSC settlement, including as set out in Legal proceedings on pages 228-237 of BP Annual Report and Form 20-F 2014, except for claims covered by the Agreements.

•
The cost of business economic loss claims under the PSC settlement not yet processed or processed but not yet paid (except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility).

•	Any obligation that may arise from securities-related litigation.

•	Any obligation in relation to other potential private or non-US government litigation or claims (except for those items provided for as described above under Provisions).

It is not practicable to estimate the magnitude or possible timing of payment of these contingent liabilities.

As a result of the Agreements, contingent liabilities are no longer disclosed in relation to Clean Water Act penalties, natural resource damages and state claims and the vast majority of local government entity claims. See additional information on the Agreements above.

The magnitude and timing of all possible obligations in relation to the Gulf of Mexico oil spill continue to be subject to uncertainty.

See also BP Annual Report and Form 20-F 2014 – Financial statements – Note 2.

3.       Non-current assets held for sale

On 15 January 2016 BP and Rosneft announced that they had signed definitive agreements to dissolve the German refining joint operation Ruhr Oel GmbH (ROG). The restructuring, which is expected to be completed in 2016, will result in Rosneft taking ownership of ROG’s interests in the Bayernoil, MiRO Karlsruhe and PCK Schwedt refineries. In exchange, BP will take sole ownership of the Gelsenkirchen refinery and the solvent production facility DHC Solvent Chemie. Assets and associated liabilities relating to BP’s share of ROG’s interests in the Bayernoil, MiRO Karlsruhe and PCK Schwedt refineries have been classified as held for sale in the group balance sheet at 31 December 2015.

4.       Impairment of fixed assets

The net impairment loss for the fourth quarter and full year is $2,014 million and $2,357 million respectively. Of this total amount, $1,303 million and $1,646 million respectively is included within the line item in the income statement for Impairment and losses on sale of businesses and fixed assets. The remaining $711 million in the fourth quarter and full year relates to BP’s share of impairment charges recognized by equity-accounted entities included in the income statement line item Earnings from joint ventures – after interest and tax.

The fourth-quarter net impairment loss comprised $1,579 million in Upstream, $156 million in Downstream, and $279 million in Other businesses and corporate. The full-year net impairment loss comprised $1,960 million in Upstream, $87 million in Downstream, and $310 million in Other businesses and corporate.

The net impairment loss in Upstream, including BP’s share of impairment charges recognized by equity-accounted entities, comprised impairment losses of $2,572 million and $3,040 million for the fourth quarter and full year respectively, and impairment reversals of $993 million and $1,080 million for the same periods. Impairment losses have been recorded in a number of regions with the largest charge arising in Angola, a significant element of which relates to the Angola LNG plant. Impairment losses also included charges in relation to assets in the North Sea but these were more than offset by impairment reversals in relation to other assets in the region.

The impairment losses primarily arose as a result of a lower price environment, technical reserves revisions, and increases in decommissioning cost estimates for certain assets. The impairment reversals arose mainly as a result of decreases in cost estimates and a reduction in the discount rate applied, offsetting the impact of lower prices.

Top of page 22
Financial statements (continued)

Notes

5.        Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
(3,085)	743	(2,280)	Upstream	(937)	8,934
780	2,562	838	Downstream	7,111	3,738
451	382	235	Rosneft	1,310	2,100
(647)	(378)	(627)	Other businesses and corporate	(1,768)	(2,010)
(2,501)	3,309	(1,834)		5,716	12,762
(468)	(311)	(328)	Gulf of Mexico oil spill response	(11,709)	(781)
257	67	65	Consolidation adjustment – UPII*	(36)	641
(2,712)	3,065	(2,097)	RC profit (loss) before interest and tax	(6,029)	12,622
			Inventory holding gains (losses)*
(80)	(27)	(18)	Upstream	(30)	(86)
(4,844)	(1,687)	(1,482)	Downstream	(1,863)	(6,100)
(61)	(12)	(46)	Rosneft (net of tax)	4	(24)
(7,697)	1,339	(3,643)	Profit (loss) before interest and tax	(7,918)	6,412
299	398	379	Finance costs	1,347	1,148
			Net finance expense relating to pensions
82	76	78	and other post-retirement benefits	306	314
(8,078)	865	(4,100)	Profit (loss) before taxation	(9,571)	4,950

			RC profit (loss) before interest and tax*
683	324	(1,429)	US	(12,243)	5,251
(3,395)	2,741	(668)	Non-US	6,214	7,371
(2,712)	3,065	(2,097)		(6,029)	12,622

Top of page 23

Financial statements (continued)

Notes

6.        Sales and other operating revenues

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			By segment
15,800	10,357	10,212	Upstream	43,235	65,424
65,249	50,921	43,463	Downstream(a)	200,569	323,486
616	552	556	Other businesses and corporate	2,048	1,989
81,665	61,830	54,231		245,852	390,899

			Less: sales and other operating revenues
			between segments
8,270	5,809	4,987	Upstream	21,949	36,643
(814)	(377)	(133)	Downstream	68	(173)
212	246	205	Other businesses and corporate	941	861
7,668	5,678	5,059		22,958	37,331

			Third party sales and other operating revenues
7,530	4,548	5,225	Upstream	21,286	28,781
66,063	51,298	43,596	Downstream(a)	200,501	323,659
404	306	351	Other businesses and corporate	1,107	1,128
73,997	56,152	49,172	Total sales and other operating revenues	222,894	353,568

			By geographical area
27,300	20,680	16,936	US	78,281	132,310
51,933	39,200	34,773	Non-US(a)	158,519	251,943
79,233	59,880	51,709		236,800	384,253
			Less: sales and other operating revenues
5,236	3,728	2,537	between areas	13,906	30,685
73,997	56,152	49,172		222,894	353,568

(a)
Amounts reported in the prior quarters of 2015 for Downstream and Total sales and other operating revenues have been amended. Amended Total sales and other operating revenues are $55,519 million for the first quarter 2015, $62,051 million for the second quarter 2015 and $56,152 million for the third quarter 2015. The previously reported amounts for Total sales and other operating revenues were $54,196 million, $60,646 million and $54,730 million respectively. Purchases have been amended by the same amounts and therefore there is no impact on reported profit.

7. Production and similar taxes

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
56	30	118	US	215	690
356	208	145	Non-US	821	2,268
412	238	263		1,036	2,958

8. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

Top of page 24

Financial statements (continued)

Notes

8. Earnings per share and shares in issue (continued)

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Results for the period
			Profit (loss) for the period attributable
(4,407)	46	(3,307)	to BP shareholders	(6,482)	3,780
1	–	1	Less: preference dividend	2	2
			Profit (loss) attributable to BP
(4,408)	46	(3,308)	ordinary shareholders	(6,484)	3,778

			Number of shares (thousand)(a)(b)
			Basic weighted average number
18,232,147	18,329,701	18,369,064	of shares outstanding	18,323,646	18,385,458
3,038,691	3,054,950	3,061,510	ADS equivalent	3,053,941	3,064,243

			Weighted average number of
			shares outstanding used to
18,232,147	18,371,656	18,369,064	calculate diluted earnings per share	18,323,646	18,497,294
3,038,691	3,061,942	3,061,510	ADS equivalent	3,053,941	3,082,882

18,199,882	18,349,963	18,412,392	Shares in issue at period-end	18,412,392	18,199,882
3,033,313	3,058,327	3,068,732	ADS equivalent	3,068,732	3,033,313

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)
If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

9. Dividends

Dividends payable

BP today announced an interim dividend of 10.00 cents per ordinary share which is expected to be paid on 24 March 2016 to shareholders and American Depositary Share (ADS) holders on the register on 12 February 2016. The corresponding amount in sterling is due to be announced on 14 March 2016, calculated based on the average of the market exchange rates for the four dealing days commencing on 8 March 2016. Holders of ADSs are expected to receive $0.600 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the fourth-quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

Dividends paid

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015		2015	2014
			Dividends paid per ordinary share
10.000	10.000	10.000	cents	40.000	39.000
6.377	6.549	6.634	pence	26.383	23.850
60.00	60.00	60.00	Dividends paid per ADS (cents)	240.00	234.00
			Scrip dividends
13.7	18.5	49.7	Number of shares issued (millions)	102.8	165.6
95	110	289	Value of shares issued ($ million)	642	1,318

Top of page 25

Financial statements (continued)

Notes

10. Net debt*

Net debt ratio*

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
52,854	57,405	53,168	Gross debt	53,168	52,854
			Fair value (asset) liability of hedges related
(445)	(57)	379	to finance debt(a)	379	(445)
52,409	57,348	53,547		53,547	52,409
29,763	31,702	26,389	Less: cash and cash equivalents	26,389	29,763
22,646	25,646	27,158	Net debt	27,158	22,646
112,642	102,599	98,387	Equity	98,387	112,642
16.7%	20.0%	21.6%	Net debt ratio	21.6%	16.7%

Analysis of changes in net debt

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Opening balance
53,610	57,104	57,405	Finance debt	52,854	48,192
			Fair value (asset) liability of hedges
(434)	315	(57)	related to finance debt(a)	(445)	(477)
30,729	32,589	31,702	Less: cash and cash equivalents	29,763	22,520
22,447	24,830	25,646	Opening net debt	22,646	25,195
			Closing balance
52,854	57,405	53,168	Finance debt	53,168	52,854
			Fair value (asset) liability of hedges
(445)	(57)	379	related to finance debt(a)	379	(445)
29,763	31,702	26,389	Less: cash and cash equivalents	26,389	29,763
22,646	25,646	27,158	Closing net debt	27,158	22,646
(199)	(816)	(1,512)	Decrease (increase) in net debt	(4,512)	2,549
			Movement in cash and cash equivalents
(709)	(729)	(5,136)	(excluding exchange adjustments)	(2,702)	7,914
			Net cash outflow (inflow) from financing
344	16	3,498	(excluding share capital and dividends)	(2,220)	(5,419)
(3)	40	(33)	Other movements	17	(435)
			Movement in net debt before
(368)	(673)	(1,671)	exchange effects	(4,905)	2,060
169	(143)	159	Exchange adjustments	393	489
(199)	(816)	(1,512)	Decrease (increase) in net debt	(4,512)	2,549

(a)
Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $1,617 million (third quarter 2015 liability of $1,349 million and fourth quarter 2014 liability of $774 million) are not included in the calculation of net debt shown above as hedge accounting was not applied for these instruments.

11. Inventory valuation

A provision of $1,295 million was held at 31 December 2015 ($722 million at 30 September 2015 and $2,879 million at 31 December 2014) to write inventories down to their net realizable value. The net movement charged to the income statement during the fourth quarter 2015 was $583 million (third quarter 2015 was a charge of $144 million and fourth quarter 2014 was a charge of $1,924 million).

Top of page 26

Financial statements (continued)

Notes

12. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 1 February 2016, is unaudited and does not constitute statutory financial statements. Audited financial information is expected to be published in BP Annual Report and Form 20-F 2015 in early March 2016 and delivered to the Registrar of Companies in due course. BP Annual Report and Form 20-F 2014 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006. The report of the auditor on those accounts was unqualified and contained an emphasis of matter paragraph relating to significant uncertainty over provisions and contingencies related to the Gulf of Mexico oil spill. The report of the auditors on BP Annual Report and Form 20-F 2015, due to be published in early March 2016, is not expected to contain an emphasis of matter paragraph.

Top of page 27

Additional information

Capital expenditure and acquisitions

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			By segment
			Upstream
1,560	1,121	1,313	US	4,560	6,203
3,546	2,673	3,841	Non-US	12,522	13,569
5,106	3,794	5,154		17,082	19,772
			Downstream
265	143	224	US	702	942
984	269	633	Non-US	1,407	2,164
1,249	412	857		2,109	3,106
			Other businesses and corporate
38	11	37	US	70	82
341	53	90	Non-US	270	821
379	64	127		340	903
6,734	4,270	6,138		19,531	23,781
			By geographical area
1,863	1,275	1,574	US	5,332	7,227
4,871	2,995	4,564	Non-US	14,199	16,554
6,734	4,270	6,138		19,531	23,781
			Included above:
150	(16)	22	Acquisitions and asset exchanges	49	420
27	–	584	Other inorganic capital expenditure	734	469

Capital expenditure shown in the table above is presented on an accruals basis.

Top of page 28
Additional information (continued)

Non-operating items*

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Upstream
			Impairment and gain (loss) on sale of businesses
(5,685)	(44)	(853)	and fixed assets(a)(b)	(1,204)	(6,576)
(1)	(35)	–	Environmental and other provisions	(24)	(60)
(100)	(92)	(70)	Restructuring, integration and rationalization costs	(410)	(100)
187	40	18	Fair value gain (loss) on embedded derivatives	120	430
42	13	(734)	Other(b)(c)	(717)	8
(5,557)	(118)	(1,639)		(2,235)	(6,298)
			Downstream
			Impairment and gain (loss) on sale of businesses
(614)	182	(185)	and fixed assets(a)	131	(1,190)
(5)	(92)	(9)	Environmental and other provisions	(108)	(133)
(158)	(46)	(351)	Restructuring, integration and rationalization costs	(607)	(165)
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
(13)	(1)	(3)	Other	(6)	(82)
(790)	43	(548)		(590)	(1,570)
			Rosneft
			Impairment and gain (loss) on sale of businesses
(19)	–	–	and fixed assets	–	225
–	–	–	Environmental and other provisions	–	–
–	–	–	Restructuring, integration and rationalization costs	–	–
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
–	–	–	Other	–	–
(19)	–	–		–	225
			Other businesses and corporate
			Impairment and gain (loss) on sale of businesses
(308)	(11)	(120)	and fixed assets(a)	(170)	(304)
(35)	(123)	(24)	Environmental and other provisions	(151)	(180)
(175)	(13)	(29)	Restructuring, integration and rationalization costs	(71)	(176)
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
(9)	–	(155)	Other(c)	(155)	(10)
(527)	(147)	(328)		(547)	(670)
(468)	(311)	(328)	Gulf of Mexico oil spill response	(11,709)	(781)
(7,361)	(533)	(2,843)	Total before interest and taxation	(15,081)	(9,094)
(9)	(115)	(115)	Finance costs(d)	(247)	(38)
(7,370)	(648)	(2,958)	Total before taxation	(15,328)	(9,132)
3,805	(108)	341	Taxation credit (charge)	4,056	4,512
(3,565)	(756)	(2,617)	Total after taxation for period	(11,272)	(4,620)

(a)	See Note 4 for further information on impairment charges and reversals.
(b)
Fourth quarter and full year 2014 include impairment charges of $20 million and $415 million respectively and write-offs of $20 million and $395 million respectively in the ‘other’ non-operating item category relating to Block KG D6 in India.

(c)	Fourth quarter and full year 2015 principally relates to BP’s share of impairment losses recognized by equity-accounted entities.
(d)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 for further details.

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Additional information (continued)

Non-GAAP information on fair value accounting effects

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Favourable (unfavourable) impact relative to
			management’s measure of performance
226	38	87	Upstream	105	31
357	217	168	Downstream	156	867
583	255	255		261	898
(226)	(84)	(67)	Taxation credit (charge)	(56)	(341)
357	171	188		205	557

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading is recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period, the fair values of certain derivative instruments used to risk manage LNG and oil and gas processing contracts are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015	$ million	2015	2014
			Upstream
			Replacement cost profit before interest and tax
(3,311)	705	(2,367)	adjusted for fair value accounting effects	(1,042)	8,903
226	38	87	Impact of fair value accounting effects	105	31
(3,085)	743	(2,280)	Replacement cost profit (loss) before interest and tax	(937)	8,934
			Downstream
			Replacement cost profit before interest and tax
423	2,345	670	adjusted for fair value accounting effects	6,955	2,871
357	217	168	Impact of fair value accounting effects	156	867
780	2,562	838	Replacement cost profit before interest and tax	7,111	3,738
			Total group
			Profit (loss) before interest and tax adjusted for
(8,280)	1,084	(3,898)	fair value accounting effects	(8,179)	5,514
583	255	255	Impact of fair value accounting effects	261	898
(7,697)	1,339	(3,643)	Profit (loss) before interest and tax	(7,918)	6,412

Top of page 30
Additional information (continued)

Realizations and marker prices

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015		2015	2014
			Average realizations(a)
			Liquids* ($/bbl)
71.41	46.22	37.42	US	44.94	84.24
71.10	47.68	40.49	Europe	49.71	93.84
66.61	41.80	36.10	Rest of World	45.22	90.19
69.03	44.01	37.05	BP Average	45.63	87.96
			Natural gas ($/mcf)
3.30	2.18	1.71	US	2.10	3.80
8.19	6.44	6.08	Europe	7.27	8.18
6.33	3.88	4.00	Rest of World	4.25	6.35
5.54	3.49	3.47	BP Average	3.80	5.70
			Total hydrocarbons* ($/boe)
51.92	32.85	26.70	US	31.80	60.37
65.35	44.76	39.03	Europe	47.64	82.63
49.88	32.05	29.70	Rest of World	34.57	58.61
51.53	33.25	29.54	BP Average	34.78	60.85
			Average oil marker prices ($/bbl)
76.58	50.47	43.76	Brent	52.39	98.95
73.62	46.45	42.07	West Texas Intermediate	48.71	93.28
57.78	31.93	29.11	Western Canadian Select	36.83	73.83
74.66	51.52	43.62	Alaska North Slope	52.44	97.52
72.69	45.34	38.79	Mars	48.19	92.93
75.19	49.19	41.42	Urals (NWE – cif)	50.97	97.23
			Average natural gas marker prices
4.04	2.77	2.27	Henry Hub gas price ($/mmBtu)(b)	2.67	4.43
52.83	41.48	36.64	UK Gas – National Balancing Point (p/therm)	42.61	50.01

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)	Henry Hub First of Month Index.

Exchange rates

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2014	2015	2015		2015	2014
1.58	1.55	1.52	$/£ average rate for the period	1.53	1.65
1.56	1.51	1.48	$/£ period-end rate	1.48	1.56

1.25	1.11	1.09	$/€ average rate for the period	1.11	1.33
1.22	1.12	1.09	$/€ period-end rate	1.09	1.22

47.71	63.08	65.88	Rouble/$ average rate for the period	61.25	38.52
55.65	65.63	73.17	Rouble/$ period-end rate	73.17	55.65

Top of page 31
Glossary

Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss) relating to certain physical inventories, pipelines and storage capacity. Management uses a fair-value basis to value these items which, under IFRS, are accounted for on an accruals basis with the exception of trading inventories, which are valued using spot prices. The adjustments have the effect of aligning the valuation basis of the physical positions with that of any associated derivative instruments, which are required to be fair valued under IFRS, in order to provide a more representative view of the ultimate economic value. Further information and a reconciliation to GAAP information is provided on page 29.

Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.

Liquids – Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.

Net debt and net debt ratio are non-GAAP measures. Net debt is calculated as gross finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. The net debt ratio is defined as the ratio of net debt to the total of net debt plus shareholders’ equity. All components of equity are included in the denominator of the calculation. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’.

Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 5, 7 and 9, and by segment and type is shown on page 28.

Organic capital expenditure excludes acquisitions, asset exchanges, and other inorganic capital expenditure. An analysis of capital expenditure by segment and region is shown on page 27.

Production-sharing agreement (PSA) is an arrangement through which an oil company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Top of page 32
Glossary (continued)

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss that is required to be disclosed for each operating segment under International Financial Reporting Standards (IFRS). RC profit or loss for the group is not a recognized GAAP measure. Management believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure.

Reserves replacement ratio is the extent to which the year’s production has been replaced by proved reserves added to our reserve base. The ratio is expressed in oil-equivalent terms and includes changes resulting from discoveries, improved recovery and extensions and revisions to previous estimates, but excludes changes resulting from acquisitions and disposals.

Underlying production is production after adjusting for divestments and entitlement impacts in our production-sharing agreements.

Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and fair value accounting effects are not recognized GAAP measures. See pages 28 and 29 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact.

BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss for the year attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation.

Top of page 33

Legal proceedings

The following discussion sets out the material developments in the group’s material legal proceedings during the recent period. For a full discussion of the group’s material legal proceedings, see pages 228-238 of BP Annual Report and Form 20-F 2014, pages 35 to 37 of BP Second quarter and half year results 2015 and pages 32-34 of BP Third quarter and nine months results 2015.

Matters relating to the Deepwater Horizon accident and oil spill (the Incident)

Oil Pollution Act (OPA) Test Case Proceedings Seven OPA test cases before the federal district court in New Orleans will address certain OPA liability questions focusing on, among other issues, whether plaintiffs’ alleged losses tied to the 2010 federal government moratoria on deepwater drilling and federal permit delays are compensable. In December 2015, BP filed a motion to dismiss plaintiffs’ claims arising from the moratoria or permit process, and plaintiffs filed a motion asking the court to prevent BP from arguing that government action and/or inaction following the oil spill is a “superseding” cause with respect to some or all of the damages that plaintiffs claim. The motions are fully briefed, but the court has not yet issued a ruling.

Plaintiffs’ Steering Committee (PSC) settlements – Economic and Property Damages Settlement Agreement The economic and property damages claims process is under court supervision through the settlement claims process established by the Economic and Property Damages Settlement, which resolves certain economic and property damage claims arising from the Incident. On 23 April 2015, the PSC appealed the Fifth Circuit’s denial of the PSC’s motion seeking to alter or amend a revised policy addressing the matching of revenue and expenses for business economic loss claims. On 18 December 2015, the PSC and BP entered into a joint stipulation to stay this appeal pending resolution of certain issues in the federal district court in New Orleans. On 8 January 2016, the Fifth Circuit granted the joint stipulation and stayed the appeal for 120 days.

Non-US government lawsuits On 30 November 2015, the US Supreme Court denied the petition for certiorari filed by three Mexican states bordering the Gulf of Mexico against several BP entities alleging the Incident harmed their tourism, fishing and commercial shipping industries.

On 18 October 2012, before a Mexican Federal District Court located in Mexico City, a class action complaint was filed against BP Exploration & Production Inc., BP America Production Company and other BP subsidiaries. The plaintiffs, consisting of fishermen and other groups, are seeking, among other things, compensatory damages for the class members who allegedly suffered economic losses, as well as an order requiring BP to remediate environmental damage resulting from the Incident, to provide funding for the preservation of the environment and to conduct environmental impact studies in the Gulf of Mexico for the next 10 years. After initial dismissal of the action, it was reported in December 2015 that the action was reinstated after appeal, although BP has not been formally served with the action.

Securities Class Action On 20 May 2014, the court denied plaintiffs’ motion to certify a proposed class of ADS purchasers before the Deepwater Horizon explosion (from 8 November 2007 to 20 April 2010) and granted plaintiffs’ motions to certify a class of post-explosion ADS purchasers from 26 April 2010 to 28 May 2010 and to amend their complaint to add one additional alleged misstatement. The parties appealed the district court’s class certification decisions and on 8 September 2015, the Fifth Circuit affirmed both of the district court’s decisions. On 26 October 2015, the Fifth Circuit denied the pre-explosion ADS purchasers’ motion for rehearing en banc. On 25 January 2016, the pre-explosion ADS purchasers filed in the Supreme Court a petition for a writ of certiorari seeking review of the Fifth Circuit’s decision. The trial of the securities fraud claims of the class of post explosion ADS purchasers has been scheduled to commence on 5 July 2016.

Employee Retirement Income Security Act (ERISA) Following an earlier dismissal by the federal district court in Houston in the ERISA case related to BP share funds in several employee benefit savings plans, plaintiffs filed an amended complaint on 12 February 2015. On 30 October 2015, the district court granted defendants’ partial motion to dismiss, dismissing some of the claims in the amended complaint.

Other legal proceedings

Prudhoe Bay leak In March and August 2006, oil leaked from transit pipelines operated by BP Exploration (Alaska) Inc. at the Prudhoe Bay unit on the North Slope of Alaska. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 7 December 2015, the complaint was dismissed with prejudice. On 5 January 2016, plaintiffs filed a notice of appeal of that decision to the Ninth Circuit Court of Appeals.

EC investigation On 7 December 2015, the European Commission confirmed that it had dropped BP from its investigation regarding anticompetitive practices in connection with oil price reporting practices and the reference price assessment process.

Top of page 34
Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements – that is, statements related to future, not past events – with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, expectations regarding 2016 restructuring charges, organic capital expenditure, effective tax rate and depreciation, depletion and amortization charges; expectations regarding future net debt ratio; the expected quarterly dividend payment and timing of such payment; expectations regarding future oil prices; plans and expectations regarding Upstream activities in Egypt, Eastern Siberia and in the Lower 48; expectations regarding Upstream 2016 underlying production and first-quarter 2016 reported production, Downstream first-quarter 2016 refining margins and Other businesses and corporate 2016 quarterly charges; plans and expectations regarding Downstream activities in Europe; expectations with respect to the proposed Consent Decree and Settlement Agreement, including final court approval and timing thereof and the total amounts that will ultimately be paid by BP in relation to the incident; and certain statements regarding the legal and trial proceedings, court decisions, claims, penalties, potential investigations and civil actions by regulators, government entities and/or other entities or parties and the risks associated with such proceedings; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; the timing and amount of future payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed under “Principal risks and uncertainties” in our Form 6-K for the period ended 30 June 2015 and under “Risk factors” in BP Annual Report and Form 20-F 2014 as filed with the US Securities and Exchange Commission.

Contacts

	London	United States

Press Office	David Nicholas	Brett Clanton
	+44 (0)20 7496 4708	+1 281 366 8346

Investor Relations	Jessica Mitchell	Craig Marshall
bp.com/investors	+44 (0)20 7496 4962	+1 281 366 3123

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 February 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Secretary